December 22, 2010

Mark P. Shuman
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                          Intermec, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 16, 2010
File No. 001-13279

Dear Mr. Shuman:

This communication is in response to your comment letter dated December 9, 2010, in connection with the Definitive Proxy Statement on Schedule 14A filed by Intermec, Inc. (“we”, “our”, “us” or the “Company”) on April 16, 2010 (the “Proxy Statement”).

For your convenience, we have included the Staff’s comment (in italics) before our response to the comment from your letter.

Securities Ownership of Certain Beneficial Owners and Management, page 19

1.
We refer to your response to prior comment 2. It appears you are taking the position that the company does not know the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by Unitrin despite the fact that your board member, Mr. Draut, is the chief financial officer and a board member of Unitrin. Tell us whether Mr. Draut or any person known to him exercises sole or shared voting and/or dispositive powers with respect to the shares held of record by Unitrin.

With respect to Blackrock, please confirm, as well, whether it is your position that the company does not know the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by that entity.

RESPONSE:

We bring to the Staff’s attention that Mr. Draut is no longer the chief financial officer or a board member of Unitrin, Inc. (“Unitrin”), as announced in a Current Report on Form 8-K, filed August 12, 2010 by Unitrin.  He has not been employed by Unitrin since early September 2010.

Mr. Draut has confirmed to us that, as of April 16, 2010 and up to the effective date of his resignation from Unitrin, he did not have sole or shared voting and/or dispositive powers with respect to the shares of Intermec, Inc. held of record by Unitrin.  Further, Mr. Draut has confirmed to us that, during this period, he was a member of the Investment Committee of the Unitrin Board of Directors.

Unitrin’s Definitive Proxy Statement on Schedule 14A filed on March 29, 2010 (“Unitrin’s 2010 Proxy Statement”), and the charter of Unitrin’s Investment Committee (as found on Unitrin’s website) state that this committee oversees Unitrin’s investment objectives and policies and reviews the performance of its investment portfolios on a consolidated basis. Pursuant to the Unitrin Investment Committee charter, this committee is responsible for review and approval of the policies and objectives for Unitrin’s investment activities that are established and maintained by Unitrin’s Chief Investment Officer; however, the committee accepts no responsibility for, among other things, actual investment results, investment research, or the purchase or sale of individual investments, which is the responsibility of Unitrin management.  As of April 16, 2010 and up to the date of this letter, Unitrin’s Chief Investment Officer (as disclosed on Unitrin’s website) is John M. Boschelli.  Mr. Draut has confirmed to us that his understanding of the respective roles of Unitrin’s Investment Committee and the Chief Investment Officer as of April 16, 2010 and up to the effective date of his resignation from Unitrin is consistent with the description in Unitrin’s 2010 Proxy Statement and the charter of Unitrin’s Investment Committee.

According to Unitrin’s Schedule 13D/A filings as of April 16, 2010 and up to the date of this letter, Unitrin and its wholly owned subsidiary Trinity Universal Insurance Company (“Trinity”) share power to vote and dispose of the Intermec shares reported.  Such Schedule 13D/A filings include information relating to Unitrin’s and Trinity’s directors and executive officers and do not identify a natural person having sole or shared voting and/or dispositive powers over any of the Intermec shares reported.

With regard to BlackRock, Inc. (“BlackRock”), we confirm that we do not know the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by that entity.

We confirm that in future filings, to the extent known by us, we will include disclosures indicating the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by entities that are known by us to own beneficially five percent or more of our outstanding common stock.

* * * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this letter, please contact Mary Brodd, our Senior Corporate Counsel, at (425) 265-2465.

Sincerely,

/s/ Robert J. Driessnack
Robert J. Driessnack
Senior Vice President, Chief Financial Officer

cc:    Patrick J. Byrne, Intermec, Inc., Chief Executive Officer
     Janis L. Harwell, Intermec, Inc., Senior Vice President, General Counsel and Corporate Secretary
     Mary Brodd, Intermec, Inc., Senior Corporate Counsel